[redacted]

14046114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5354 Parkdale Drive, Suite #100
(No. and Street)

St. Louis Park	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite #800	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Cedar Point Capital, LLC

Years Ended December 31, 2013 and 2012
With Report and Supplementary Report of
Independent Auditors

BOULAY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Cedar Point Capital, LLC
St. Louis Park, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cedar Point Capital, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ending December 31, 2013 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ended December 31, 2013 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We have no responsibility to update this report for events or circumstances occurring after the date of this report. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 6, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067704 FINRA DEC
CEDAR POINT CAPITAL LLC 15*15
5354 PARKDALE DR STE 100
ST LOUIS PARK MN 55416-1600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,425

B. Less payment made with SIPC-6 filed (exclude interest) (1,725)
7/22/2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 700

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 700

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 700

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 14.

CFO / Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 970,141
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 970,141
2e. General Assessment @ .0025	$ 2,425

(to page 1, line 2.A.)

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2013 and 2012

Contents

BOULAY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cedar Point Capital, LLC
St. Louis Park, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Cedar Point Capital, LLC** (CPC) as of December 31, 2013 and 2012 and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are required to file pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Point Capital, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information contained in schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

February 6, 2014
Minneapolis, Minnesota

Cedar Point Capital, LLC

Statements of Financial Condition

	12/31/13	12/31/12
Assets		
Cash	$ 77,958	$ 102,484
Prepaid expenses	10,888	10,341
Furniture & equipment (net of depreciation of $11,644 and $10,055)	-	1,589
Total assets	$ 88,846	$ 114,414
Liabilities		
Payroll liability	$ -	$ 22,500
Accrued expenses	12,005	59,226
Total liabilities	$ 12,005	$ 81,726
Member's equity		
Capital	$ 370,500	$ 342,500
Accumulated deficit	(293,659)	(309,812)
Total member's equity	76,841	32,688
Total liabilities & member's equity	$ 88,846	$ 114,414

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Operations

	Twelve months ended 12/31/13	Twelve months ended 12/31/12
Revenues		
Investment banking	$ 970,141	$ 1,231,753
Total revenues	$ 970,141	$ 1,231,753
Expenses		
Salaries and benefits	$ 657,726	$ 941,312
Sales commissions	173,069	244,958
Legal and audit	62,225	26,802
Occupancy and equipment rental	24,000	24,000
Regulatory	16,359	15,362
Communication	8,920	9,061
Promotion	3,640	4,622
Other	2,243	1,579
Travel	2,110	342
Depreciation	1,589	1,887
Office supplies	1,531	1,965
Insurance	576	872
Total expenses	$ 953,988	$ 1,272,762
Net income (loss)	$ 16,153	$ (41,009)

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2013 and 2012

Balance at December 31, 2011	$	73,697
Member's capital contributions		-
Member's capital withdrawals		-
2012 Net loss		(41,009)
Balance at December 31, 2012	$	32,688
Member's capital contributions		28,000
Member's capital withdrawals		-
2013 Net income		16,153
Balance at December 31, 2013	$	76,841

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Cash Flows

	Twelve months ended 12/31/13	12/31/12
Operating activities		
Net income (loss)	$ 16,153	$ (41,009)
Adjustments:		
Depreciation	1,589	1,887
Changes in assets & liabilities:		
Prepaid expenses	(547)	1,410
Payroll liability	-	500
Accrued expenses	(69,721)	(3,457)
Net cash used for operating activities	(52,526)	(40,669)
Investing activities		
Purchases of fixed assets	-	-
Net cash used for investing activities	-	-
Financing activities		
Member's capital contributions	28,000	-
Net cash provided by financing activities	28,000	-
Net decrease in cash	(24,526)	(40,669)
Cash at beginning of period	102,484	143,153
Cash at end of period	$ 77,958	$ 102,484

The accompanying notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to the CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which the Company acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

CPC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the consolidated financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2010 through 2013.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, CPC had net capital, as computed under the rule, of $65,953 which was $60,953 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. Since February 2010 CPC has leased office space on a month-to-month basis in St. Louis Park, MN that amounted to $24,000 on each of the 2013 and 2012 Statements of Operations, respectively.

4. Employee Benefit Plans

In 2011, CPC initiated a 401(k) and profit-sharing plan that permits eligible employees to defer a portion of their compensation through payroll deductions and provides matching contributions. CPC matches 100% of the participant's contributed pay to the 401(k) plan, subject to Internal Revenue Service limits. Employees may contribute up to 25% of their compensation to the 401(k) plan. Employer contributions are made to the profit-sharing plan at the discretion of CPC's Board of Directors. Participant contributions, matching contributions and profit sharing contributions immediately vest. The 401(k) and profit-sharing plan was terminated on March 13, 2013. The costs of administering the 401(k) plan, profit sharing plan and the employer contributions were $480 and $60,980 for the twelve months ended December 31, 2013 and 2012, respectively.

5. Related Party Transactions

David Johnson, CEO of CPC, is a member of the Board of Directors of Argos Risk, Cardia, Dgimed Ortho, Real Time Translation, Indigo Identityware and Conservis. David Johnson is also a shareholder in Cardia. See below for the amount of CPC revenue generated from these companies.

Company	Board Member	2013 Revenue	% of Total 2013 Revenue	2012 Revenue	% of Total 2012 Revenue
Argos Risk	David Johnson	147,550	15.2%	57,245	4.6%
Cardia	David Johnson	131,000	13.5%	162,208	13.2%
Dgimed Ortho	David Johnson	84,642	8.7%	30,225	2.5%
Real Time Translation	David Johnson	39,000	4.0%	199,138	16.2%
Indigo Identityware	David Johnson	14,947	1.5%	54,022	4.4%
Conservis	David Johnson	-	0.0%	78,000	6.3%

6. Related Party Transactions (continued)

Richard Nigon, a sales representative with CPC, is on the Board of Directors of VBOX and Tactile Systems. He was also on the Board of Directors of Cymbet until April 2013. See below for the amount of CPC revenue generated from these companies.

Company	Board Member	2013 Revenue	% of Total 2013 Revenue	2012 Revenue	% of Total 2012 Revenue
VBOX	Richard Nigon	338,000	34.8%	247,189	20.1%
Tactile Systems	Richard Nigon	-	-	192,483	15.6%
Cymbet	Richard Nigon	-	-	135,243	11.0%

7. Subsequent Events

CPC has evaluated subsequent events through February 6, 2014, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities & Exchange Commission

December 31, 2013

Total member's equity		$ 76,841
Deductions and/or charges:		
Nonallowable assets:		
Prepaids	10,888	
		10,888
Net capital before haircuts on securities positions		65,953
Haircuts on securities positions		-
Net capital		$ 65,953
Minimum net capital required		$ 5,000
Excess net capital		$ 60,953
Percentage of net capital to aggregate indebtedness to net capital debits		18%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2013 Part IIA FOCUS filing, as amended.

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

CPC is exempt from Rule 15c3-3 under Subparagraph k (2)(i) and does not possess, control or otherwise hold client/customer funds or securities.

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2013

CPC operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

BOULAY

Independent Auditor's supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Board of Governors,
Cedar Point Capital, LLC
St Louis Park, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Cedar Point Capital, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Boulay PLLP

Minneapolis, Minnesota
February 6, 2014